

12010326

UNITED S'
ITIES AND EXCH
Washington D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8 – 24674

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2011___ AND ENDING ___December 31, 2011___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **W&S Brokerage Services, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (DO NOT USE P.O. Box No.)

OFFICIAL USE ONLY
31-08465676
Firm I.D. NO.

400 Broadway – 4th Floor

(No. and Street)

Cincinnati	**OH**	**45202**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Terrie A. Wiedenheft   (800)-333-5222

(Area Code – Telephone Number)

B. ACCOUNT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *if individual, state last, first, middle name*)

1900 Scripps Center 312 Walnut Street	Cincinnati	OH	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Account

☐ Public Account

☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public account must be supported by a statement of facts and circumstanced relied on as the basis for the exemption. See Section 240.17a-5(e) (2)

SEC1410 (06-02)

OATH OR AFFIRMATION

I, Terrie A. Wiedenheft , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

W&S Brokerage Services, Inc. , as

of December 31 , 20 11 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified
solely as that of a customer, except as follows:

_____
Signature

Sr. VP & Chief Financial Officer
_____
Title

ELIZABETH F. GIBSON
Notary Public, State of Ohio
My Commission Expires Mar. 4, 2012

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss)
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant of Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*



STATEMENT OF FINANCIAL CONDITION

W&S Brokerage Services, Inc.
December 31, 2011
With Report of Independent Registered Public
Accounting Firm

Ernst & Young LLP



W&S Brokerage Services, Inc.

Statement of Financial Condition

December 31, 2011

Contents

1112-1316955

 **≡∥ ERNST & YOUNG**

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, OH 45202

Tel: +1 513 612 1400
Fax: +1 513 612 1730
www.ey.com

<center>Report of Independent Registered Public Accounting Firm</center>

The Board of Directors
W&S Brokerage Services, Inc.

We have audited the accompanying statement of financial condition of W&S Brokerage Services, Inc. (the Company) as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of W&S Brokerage Services, Inc. at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

February 27, 2012

Ernst & Young LLP

1202-1334084

A member firm of Ernst & Young Global Limited

W&S Brokerage Services, Inc.

Statement of Financial Condition

December 31, 2011

Assets

Cash and cash equivalents	$	865,797
Affiliated accounts receivable		72,720
Unaffiliated accounts receivable		5,685
Federal income tax receivable from affiliate		48,218
Deferred income tax asset from affiliate		93,090
Prepaid expenses		29,716
Total assets	$	1,115,226

Liabilities and stockholder's equity

Liabilities:

Accounts payable and accrued expenses	$	122,808
Payable to related parties		43,665
Total liabilities		166,473

Stockholder's equity:

Common stock, no par value, 500 shares authorized; 150 shares issued and outstanding		10,000
Additional paid-in capital		3,594,296
Accumulated deficit		(2,655,543)
Total stockholder's equity		948,753
Total liabilities and stockholder's equity	$	1,115,226

See accompanying notes.

1112-1316955

W&S Brokerage Services, Inc.

Notes to Statement of Financial Condition

December 31, 2011

1. Organization and Nature of Business

W&S Brokerage Services, Inc. (the Company) is a wholly-owned subsidiary of Western-Southern Life Assurance Company (WSLAC), which is a wholly-owned subsidiary of The Western and Southern Life Insurance Company (WSLIC). The Company generates substantially all of its revenues through affiliated transactions. The Company is an Ohio corporation and a registered securities broker-dealer under the examining authority of the Financial Industry Regulatory Authority, Inc.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly-liquid investments with a maturity of three months or less at the date of purchase, including investments in money market funds, which are valued at net asset value.

Income Taxes

The Company is included in the consolidated federal income tax return with WSLIC. ASC 740, *Income Taxes*, requires a systematic and rational allocation of tax expense to members of the consolidated group. Accordingly, the Company records a provision for income taxes under the separate return method as permitted under ASC 740. The benefit from losses of the Company is available to offset income of others within the consolidated group or the Company's future taxable income within the period of limitations, in accordance with the Company's tax sharing agreement.

The amount of gross deferred income tax assets recorded at December 31, 2011 is $93,090. The Company had no gross deferred income tax liabilities at December 31, 2011. The deferred income tax assets are primarily attributable to net operating loss carryforwards and certain accruals not currently deductible. Differences between the effective tax rate and the federal income tax rate are due to adjustments for state income taxes and meals and entertainment. The amount of taxes currently receivable from WSLIC as of December 31, 2011 was $48,218.

The Company has reviewed its tax positions taken on federal income tax returns for each of the three open tax years and as of December 31, 2011 has determined that no uncertain tax positions exist.

W&S Brokerage Services, Inc.

Notes to Statement of Financial Condition (continued)

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

Investments held in affiliated money market funds totaled $824,778 as of December 31, 2011.

The Company shares common facilities, equipment, personnel and administrative services with affiliated entities. The Company reimburses such entities for the use of facilities, equipment, personnel and services based generally on office space utilized, direct payroll costs incurred and out-of-pocket expenses.

4. Benefit Plans

The eligible full-time employees of the Company are covered under the Western-Southern Affiliated Company Employee Retirement 401(k) Savings Plan (the Savings Plan), which is a contributory plan. Employees of the Company can contribute an amount not less than 1% of their periodic compensation up to the maximum annual contribution allowed by current law. Employee contributions become eligible for Company match beginning the first month following the first 12-month period during which the employee worked a minimum of 1,000 hours. The Company matched one half of eligible contributions up to a maximum match of 3% in 2011. In years where WSLIC exceeds its business expectations, the Company's matching contribution could increase to as much as half of eligible contributions up to 6%. The Savings Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

4. Benefit Plans (continued)

Prior to January 1, 2010, eligible employees of the Company were covered under the Western-Southern Affiliated Companies Retirement Plan (the Retirement Plan), which is a defined contribution plan to provide additional income after retirement. Eligible participants include employees of the Company who were over 21 years of age and had more than 1,000 hours of service during a 12 month period. Under the Retirement Plan, each participant was provided with an allocation of the Company's contribution that is determined by an annual resolution of the Board of Directors. The Retirement Plan was subject to provisions of ERISA. As of January 1, 2010, the Retirement Plan was frozen and no new participants will be added. The vested portion of the Retirement Plan accounts will be available to employees in a lump sum when they leave WSLIC or retire.

Effective January 1, 2010, eligible employees of the Company are covered under the Western & Southern Pension Plan (the Pension Plan), which is a defined benefit plan that provides a lifetime annuity upon retirement that is based on a percentage of the final average pay and years of service under the Pension Plan.

Certain employees of the Company are covered under the Western & Southern Affiliated Companies Supplemental Executive Retirement Plan (SERP), which is established for the purpose of providing deferred compensation to selected employees considered highly compensated under ERISA. The SERP is intended to qualify as an unfunded plan and to comply with section 409A of the Internal Revenue Code.

5. Subsequent Events

Management has evaluated the impact of all subsequent events on the Company through February 27, 2012, the date the statement of financial condition was issued and available and has determined that there were no subsequent events requiring recognition or disclosure in the statement of financial condition.

6. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the Rule), which requires that the Company maintain a minimum net capital level of the greater of $250,000 or 6 2/3% of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, as those terms are defined by the Rule. At December 31, 2011, the Company's net capital, as defined, was $695,129 which was $445,129 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was .24 to 1.

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located in the United States.

